 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

September 8, 2010

NR 10-14

ANIMAS RESOURCES TO BEGIN DRILLING AT GOLDEN ARROW

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20 drill holes totaling approximately 18,000 feet (5,480 meters), including,

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16 Reverse Circulation (RC) drill holes

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4 Core drill holes

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9 holes (6 RC and 3 core) will test for Round Mountain-like gold mineralization

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10 holes (9 RC and 1 core) will test for new Gold Coin-like gold mineralization

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1 RC hole will test a geophysical anomaly under shallow gravel cover

Animas Resources Ltd. (TSX.V:ANI) Animas Resources is pleased to announce that drilling is scheduled to start in September on the Golden Arrow Property, Nye County, Nevada. The drilling program consists of 16 reverse‐circulation (RC) drill holes for a total of 14,000 feet plus 4 diamond core drill holes for a total of 4,000 feet. These holes will test a number of distinct exploration targets. The drilling will test the best targets for discovery of new and potentially large, precious metal deposits within the property and will not include infill drilling.

Exploration drilling will focus on potentially larger‐tonnage disseminated precious metal targets similar to both the known Gold Coin, Hidden Hill and Round Mountain gold deposits. Nine drill holes (6 RC and 3 core) will test the area southeast of Confidence Mountain for Round Mountain style disseminated gold mineralization. The exploration model hypothesizes the presence of disseminated gold mineralization to the east of the Page fault at the intersection of the caldera‐margin structure with the NW‐SE striking Confidence Mountain structure.  The potential host rocks for mineralization in this area are poorly‐welded ash‐flow‐tuffs confined beneath better welded tuffs. The model is similar to the structural and mineralogical model for the Round Mountain gold deposit.  In addition, the Gold Coin and Hidden Hill deposits are situated on the margins of gravity anomalies.  Ten of the holes (9 RC and 1 core) will test the margins of six of the untested gravity anomalies.  This drilling will consist of vertical RC holes designed to test the exploration concept quickly and inexpensively. Depths of the holes will be approximately 900 feet.

A key component of the Golden Arrow data used to target drilling has been modeling gravity data. The 3‐D model indicates that the Golden Arrow district is underlain by a large (8 km x 2.5 km) NNE‐elongate mass of greater density. The model shows a number of smaller apophyses extending upward from the deeper body, two of which reach the surface in the vicinity of the Gold Coin and Hidden Hill deposits. From the form of the modeled mass, it is hypothesized that there is a deep higher‐density intrusive body with dike‐like fingers extending upward. The latite vitrophyre (intrusive porphyry with a glassy groundmass) present in the Gold Coin and Hidden Hill deposits has a greater density than the intruded lithologies, and is the probable source for the gravity apophyses. If the model is correct, then all of the modeled gravity apophyses represent promising exploration drill targets.

Gregory E. McKelvey, President and CEO of Animas Resources Ltd. commented, "In addition to several high quality untested targets similar in signature to the Gold Coin and Hidden Hill deposits, it is indeed exciting to identify and now test for Round Mountain-like precious metals occurrences inside the caldera margin.  In many ways Golden Arrow is a brown fields program where the upside is both new and potentially larger precious metal systems."

Golden Arrow 2010 Drill Program
Targeted gravity features
IP Geophysical target
Hidden Hill
Resource
Gold Coin
Resource
Gold enrichment
in soil geochemistry
Caldera margin parallel Page fault
Target area
for disseminated
gold mineralization
Planned RC drill hole
Planned core hole
0
500
1,000
meters

Golden Arrow, Nevada:  The Golden Arrow property is located in the central Nevada high desert, approximately 60 kilometers (40 miles) east of Tonopah, Nye County, Nevada, on the eastern flank of the Kawich Range and the eastern rim of the Kawich volcanic caldera.  The property consists of both patented and unpatented mining claims covering an area of 2,300 hectares (5,684 acres).  Historic mining in the early 1900’s followed high-grade gold and silver in quartz vein deposits.  More recent exploration work at Golden Arrow has drill-defined the Gold Coin and Hidden Hill gold-silver deposits, that are hot-springs style gold mineralization disseminated in volcanic host rock units.  Gold Coin contains 70% of the resource, and Hidden Hill contains 30% of the resource. Of the total resource, 42% is oxidized.

The Classified Mineral Resource report is quoted at a variable cut-off grade of 0.010 ounces per ton (opt) gold for oxide material and 0.015 opt gold for non-oxidized material and consists of:

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A measured and indicated resource of 12,172,000 tons with  an average grade of 0.024 opt Au, and an average silver grade of 0.33 opt Ag containing 296,500 ounces of gold and 4,008,800 ounces of silver.

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An inferred resource of 3,790,000 tons at an average grade of 0.013 opt Au, and an average grade of 0.33 opt Ag containing 50,400 ounces of gold and 1,249,000 ounces of silver.

The Technical Report on the Golden Arrow Project dated June 9, 2010 can be found on Sedar at www.sedar.com or on the Company’s website at www.animasresources.com.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District's Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects. Golden Arrow and Kinsley Mountain are the most recent additions to the Animas exploration property portfolio.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected